Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	For the six-months ended		Year Ended December 31,
	June 30,	June 30,
	2005	2004	2004	2003	2002	2001	2000

Income before income taxes	$374,495	$315,973	$628,067	$597,410	$463,606	$408,404	$375,458

Fixed charges :

Interest expense	565,660	379,595	840,754	749,550	863,553	1,039,105	1,167,396
Estimated interest component of net rental payments	10,810	9,256	18,991	17,379	15,123	14,176	13,110

Total fixed charges including interest on deposits	576,470	388,851	859,745	766,929	878,676	1,053,281	1,180,506

Less: Interest on deposits	196,744	157,385	330,351	342,891	432,415	517,881	529,373

Total fixed charges excluding interest on deposits	379,726	231,466	529,394	424,038	446,261	535,400	651,133
Income before income taxes and fixed charges(including interest on deposits)	$950,965	$704,824	$1,487,812	$1,364,339	$1,342,282	$1,461,685	$1,555,964

Income before income taxes and fixed charges(excluding interest on deposits)	$754,221	$547,439	$1,157,461	$1,021,448	$909,867	$943,804	$1,026,591
Preferred stock dividends	5,956	5,956	11,913	9,919	2,510	8,350	8,350

Ratio of earnings to fixed charges

Including Interest on Deposits	1.6	1.8	1.7	1.8	1.5	1.4	1.3

Excluding Interest on Deposits	2.0	2.4	2.2	2.4	2.0	1.8	1.6

Ratio of earnings to fixed charges & Preferred Stock Dividends
Including Interest on Deposits	1.6	1.8	1.7	1.8	1.5	1.4	1.3

Excluding Interest on Deposits	1.9	2.3	2.1	2.3	2.0	1.7	1.5